Exhibit 4.3

[FORM OF CONVERTIBLE NOTE]

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT, OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT (II) UNLESS SOLD OR TRANSFERRED TO A “QUALIFIED INSTITUTIONAL BUYER” WITHIN THE MEANING OF RULE 144A UNDER THE 1933 ACT OR (III) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.

No. 1	$2,000,000.00
Original Issue Date:   August __, 2012

MERISEL, INC.

10% CONVERTIBLE NOTE, DUE AUGUST 31, 2015

THIS NOTE is one of a series of duly authorized and issued notes of Merisel, Inc., a Delaware corporation (the “Company”), designated as its 10% Convertible Notes, due August 31, 2015, in the original aggregate principal amount of Two Million AND 00/100 Dollars ($2,000,000.00) (collectively, the “Notes” and each Note comprising the Notes, a “Note”).

FOR VALUE RECEIVED, the Company promises to pay to SAINTS CAPITAL GRANITE, L.P., a Delaware limited partnership, or its registered assigns (the “Investor”), the principal sum of TWO MILLION AND 00/100 DOLLARS ($2,000,000.00), on August 31, 2015 or such earlier date as this Note is required to be repaid as provided hereunder (the “Maturity Date”), and to pay interest to the Investor on the principal amount of this Note outstanding from time to time in accordance with the provisions hereof.  All holders of Notes are referred to collectively, as the “Investors.”  This Note is subject to the following additional provisions:

1.           Definitions.      In addition to the terms defined elsewhere in this Note: (a) capitalized terms that are used but not otherwise defined herein have the meanings given to such terms in the Note Purchase Agreement, dated as of August___, 2012, by and between the Company and the Investor (the “Purchase Agreement”) and (b) the following terms have the meanings indicated below:

“Bankruptcy Code” means Title 11 of the United States Code (11 U.S.C. 101 et seq.), as amended from time to time (including any successor statute) and all rules and regulations promulgated thereunder.

“Bankruptcy Event” means any of the following events:  (a) the Company or any Subsidiary commences a case or other proceeding under any Bankruptcy Law relating to the Company or any Subsidiary thereof; (b) there is commenced against the Company or any Subsidiary any such case or proceeding that is not dismissed within sixty (60) days after commencement; (c) the Company or any Subsidiary is adjudicated by a court of competent jurisdiction insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Company or any Subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within sixty (60) days; (e) under applicable law the Company or any Subsidiary makes a general assignment for the benefit of creditors; (f) the Company or any Subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Company or any Subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Company or any Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

“Bankruptcy Law” means the Bankruptcy Code of the United States and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, fraudulent conveyance or transfer, reorganization, or similar state or Federal debtor relief laws, statutes, rules, regulations, orders, or ordinances of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Business Day” means any day other than a Saturday, Sunday, any other day on which commercial banks in the City of New York are authorized or required by law to remain closed or any other day on which the Principal Market is closed.

“Change of Control” means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) under the Exchange Act) of more than one-third of the voting rights or equity interests in the Company other than pursuant to the Transaction Documents; (ii) a replacement of more than one-half of the members of the Company's board of directors in a twelve (12) month period in a single election of directors that is not approved by at least a majority of (x) those individuals who were members of the board of directors on June 30, 2012, (y) those individuals who were nominated or appointed to the board of directors by at least a majority of such members of the board of directors (collectively, the persons referenced in clauses (x) and (y) shall be referred to herein as the “Incumbent Directors”), and (z) any member of the board of directors who was nominated or appointed by a majority of the Incumbent Directors at the time of such nomination or appointment; (iii) a Fundamental Transaction (as defined in Section 10(c)), a merger or consolidation of the Company or any Subsidiary in one or a series of related transactions, unless following such transaction or series of transactions, the holders of the Company's securities prior to the first such transaction continue to hold at least two-thirds of the voting rights and equity interests in the surviving entity; (iv) a sale of all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis; (v) a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of more than one-third of the voting rights or equity interests in the Company, unless following such transaction or series of transactions, the holders of the Company's securities prior to the first such transaction continue to hold at least two-thirds of the voting rights and equity interests in the surviving entity or acquirer of such assets and one-half or more of the Board of Directors of the Company remain the same; or (vi) the execution by the Company or its controlling stockholders of an agreement providing for or reasonably likely to result in any of the foregoing events.

“Common Stock” means the common stock of the Company, $0.001 par value per share, and any securities into which such common stock may hereafter be reclassified.

“Common Stock Equivalent” means securities, such as stock options, warrants, convertible notes, convertible bonds and contingent shares, entitling any Person to acquire shares of Common Stock.

“Conversion Date” means the date a Conversion Notice together with the Conversion Schedule is delivered to the Company in accordance with Section 5(a).

“Conversion Notice” means a written notice in the form attached hereto as Exhibit A.

“Conversion Price” at any Conversion Date, means the greater of (a) $0.10, subject to adjustment from time to time in accordance with the terms of the Notes; or (b) in the period following March 31, 2013, the EBITDA Conversion Price, in all cases, subject to adjustment as provided herein.

“Default” means any event or condition which constitutes an Event of Default or that upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“EBITDA” means the net income of the Company and its Subsidiaries, on a consolidated basis, from continuing operations before interest expense (income), income taxes, depreciation and amortization expense, adding back non-cash charges including, without limitation, compensation charges for equity grants and charges for unconsolidated losses (gains), determined directly or indirectly from the consolidated financial statements of the Company and its Subsidiaries contained in the Quarterly Report on Form 10-Q or Annual Report on Form 10-K of the Company for the applicable periods.

“EBITDA Conversion Price” for each Conversion Date, is equal to (i) EBITDA for the fiscal year ended March 31, 2013 multiplied by six  and one half (6.5) less amounts outstanding under the Existing Indebtedness or any other Indebtedness for borrowed money and liabilities relating to the Company’s outstanding redeemable Series A Preferred Stock and this Note, in each case as of March 31, 2013, plus the Company’s closing cash balance, as of March 31, 2013, and (ii) divided by the number of Common Stock outstanding as of the fiscal quarter ended on March 31, 2013.

“Eligible Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, the OTC Bulletin Board or the OTC Pink Market, on which the Common Stock is listed or quoted for trading on the date in question.

 “Event of Default” means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i)     any default in the payment, when the same becomes due and payable (whether on a Prepayment Date, the Maturity Date or by acceleration or prepayment or otherwise), of principal under or interest in respect of this Note or the Company or any Subsidiary fails in any material respect to observe or perform any other obligation under this Note or under the Purchase Agreement;

(ii)     the Company or any Subsidiary (1) fails to pay when due or there is an acceleration of any monetary obligation (regardless of amount) under the Existing Indebtedness or any currently existing or hereafter arising debenture (other than a Note) or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness or under any long term leasing or factoring arrangement, if the aggregate amount of the obligations and liabilities of the Company and the subsidiaries thereunder exceed $100,000 (each of the foregoing, including the Existing Indebtedness, a “Material Debt Agreement”), or (2) fails to observe or perform any other obligation under any Material Debt Agreement, and such failure results in the obligations thereunder becoming or being declared due and payable prior to the date on which they would otherwise become due and payable.

(iii)    the occurrence of any Change of Control other than a Change of Control  approved or consented to by Investors holding at least 60% of the aggregate principal amount of the then outstanding Notes;

(iv)    the occurrence of a Bankruptcy Event;

(v)     the Company fails to have available and reserved for the benefit of the holders of Notes a number of authorized but unissued and otherwise unreserved shares of Common Stock sufficient to issue Underlying Shares upon any conversion in full of all Notes; or

(vi)    the Company fails to make any cash payment required under the Transaction Documents (other than as set forth in paragraph (i) above).

“Existing Indebtedness” means Indebtedness incurred by the Company and its Subsidiaries pursuant to that certain Revolving Credit and Security Agreement, dated as of August 13, 2010 among the Company, Merisel Americas, Inc., a Delaware corporation, Color Edge LLC, a Delaware limited liability company, Color Edge Visual LLC, a Delaware limited liability company, Comp 24 LLC, a Delaware limited liability company, Crush Creative LLC, a Delaware limited liability company, Dennis Curtin Studios, LLC, a Delaware limited liability company, MADP, LLC, a Delaware limited liability company, Advertising Props, Inc., a Georgia corporation, and Fuel Digital, LLC, a Delaware limited liability company, the financial institutions which are now or which thereafter become a party thereto and PNC BANK, NATIONAL ASSOCIATION, as agent for Lenders, as the same has been amended, supplemented or otherwise modified.

“Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than unsecured accounts payable incurred in the ordinary course of business and no more than ninety (90) days past the due date set forth in the invoice therefor), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (g) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements that exceed amounts necessary to hedge the Company’s cross-currency exposure and (h) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances.  The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner.

“Original Issue Date” has the meaning set forth on the face of this Note.

“Prepayment Date” means any date on which a prepayment is made pursuant to Section 12.

“Proceeding” means a claim, suit, arbitration, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Trading Day” means (i) a day on which the Common Stock is traded on the Principal Market, (ii) a day on which the Common Stock is traded on an Eligible Market, or (iii) if the Common Stock is not reported on the Principal Market or an Eligible Market (or any similar organization or agency succeeding to its functions of reporting prices) then Trading Day shall mean a Business Day.

“Transaction Documents” has the meaning set forth in the Purchase Agreement.

“Restricted Period” means from the Original Issue Date until March 31, 2013.

“Underlying Shares” means the shares of Common Stock issuable upon conversion of the Notes and payment of interest thereunder.

  2.           Interest.

(a)           Interest on the aggregate unconverted and then outstanding principal amount of this Note shall be calculated at the rate of 10% per annum, compounded quarterly, in arrears on the 1st day of each calendar quarter, beginning on October 1, 2012 (each, an “Interest Payment Date”); provided, that, during the continuance of an Event of Default, this Note shall bear interest at the rate of 12.0% per annum (the “Default Rate”). Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed and shall accrue daily commencing on the Original Issue Date.

(b)           On each Interest Payment Date, accrued interest on this Note shall be paid in kind by the Company by capitalizing the interest and increasing the unpaid principal amount of this Note, and interest on this Note shall thereafter accrue on the increased principal amount of this Note.  Notwithstanding the foregoing, at least five (5) Trading Days prior to an Interest Payment Date, the Company may deliver written notice to the Investor indicating that it intends to pay interest in cash in lieu of capitalizing the interest. The Company may indicate in any such notice that the election to pay interest in cash contained therein shall continue for subsequent Interest Payment Dates until rescinded.  Once capitalized, the Company may at its option pay any accrued capitalized interest in cash at any time prior to the delivery of a Conversion Notice by the Investor to the Company.  All interest payable in respect of the Notes on any Interest Payment Date must be paid in the same manner.

  3.           Registration of Notes.  The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”).  The entries in the Register shall be conclusive and binding for all purposes absent manifest error.  The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary.  A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register.  Upon its receipt of a request to assign or sell all or part of any Registered Note by a holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 4 below.

  4.           Registration of Transfers and Exchanges.  In accordance with Section 4(e) of the Purchase Agreement, the Company shall register the transfer of any portion of this Note in the Register upon surrender of this Note to the Company at its address for notice set forth herein. Upon any such registration or transfer in accordance with Section 9(g) of the Purchase Agreement, a new Note, in substantially the form of this Note (any such new debenture, a “New Note”), evidencing the portion of this Note so transferred shall be issued to the transferee and a New Note evidencing the remaining portion of this Note not so transferred, if any, shall be issued to the transferring Investor. The acceptance of the New Note by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Note. The Company shall be entitled to reasonable assurance, including an opinion of counsel reasonably acceptable to the Company that such transfer complies with applicable federal and state securities laws.  This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Investor surrendering the same; provided that each such New Note shall have an aggregate principal balance greater than or equal to the applicable Minimum Transfer Amount. No service charge or other fee will be imposed in connection with any such registration of transfer or exchange.

  5.           Conversion.  All or any portion of the principal amount of this Note then outstanding together with any accrued and unpaid interest hereunder shall be convertible into shares of Common Stock at the Conversion Price, at the option of the Investor, at any time and from time to time from and after the end of the Restricted Period. The Investor may effect conversions under this Section 5 by delivering to the Company a Conversion Notice together with a schedule in the form of Schedule 1 attached hereto (the “Conversion Schedule”).  If the Investor is converting less than all of the principal amount represented by this Note, the Company shall honor such conversion and shall promptly deliver to the Investor a Conversion Schedule indicating the principal amount which has not been converted.

  6.           Mechanics of Conversion.

(a)           The number of Underlying Shares issuable upon any conversion hereunder shall equal the outstanding principal amount of this Note to be converted (including any accrued interest thereon capitalized pursuant to Section 2(b) of this Note), divided by the Conversion Price on the Conversion Date, plus (if indicated in the applicable Conversion Notice) the amount of any accrued but unpaid interest on this Note through the Conversion Date, divided by the Conversion Price on the Conversion Date.

(b)           The Company shall, by the fifth (5th)Trading Day following each Conversion Date, issue or cause to be issued and cause to be delivered to or upon the written order of the Investor and in such name or names as the Investor may designate a certificate for the Underlying Shares issuable upon such conversion, bearing any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the same form as the legend described in Section 2(g) of the Purchase Agreement until such time as the Underlying Shares have been registered under the 1933 Act. The Investor, or any Person so designated by the Investor to receive Underlying Shares, shall be deemed to have become holder of record of such Underlying Shares as of such Conversion Date.

(c)           The Investor shall not be required to deliver the original Note in order to effect a conversion hereunder.  Execution and delivery of the Conversion Notice shall have the same effect as cancellation of the Note and issuance of a New Note representing the remaining outstanding principal amount.

(d)           The Company's obligations to issue and deliver Underlying Shares upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Investor to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Investor or any other Person of any obligation to the Company or any violation or alleged violation of law by the Investor or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Investor in connection with the issuance of such Underlying Shares.

  7.           Events of Default.

(a)           At any time or times following the occurrence and during the continuance of an Event of Default (except in the case of clause (iv) within the definition of Event of Default, in which case Section 7(c) below shall control), the Investor may elect, by notice to the Company (an “Event Notice”) to inform the Company that all outstanding principal and accrued but unpaid interest on this Note and any other amounts then owing under the Transaction Documents is immediately due and payable in full in Dollars in cash, without any further action by the Investor, and the Company shall immediately be obligated to repurchase this Note held by such Investor.

(b)           Following the occurrence and during the continuance of an Event of Default (except in the case of clause (iv) within the definition of Event of Default, in which case Section 7(c) below shall control), regardless of whether or not the Investor elects to deliver an Event Notice to the Company, interest on this Note shall continue to accrue at the Default Rate and shall be paid in kind by increasing the unpaid principal amount of this Note on a quarterly compounded basis in accordance with Section 2 above.

(c)           Upon the occurrence of any Bankruptcy Event with respect to the Company, all outstanding principal and accrued but unpaid interest on this Note and any other amounts then owing under the Transaction Documents shall immediately become due and payable in full in Dollars in cash (free of any claim of subordination), without any action by the Investor, as if the Investor had delivered an Event Notice immediately prior to the occurrence of such Bankruptcy Event.

(d)           Except as described in Section 7(a) above, in connection with any Event of Default, the Investor need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Investor may immediately enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Any Event Notice may be rescinded and annulled by the Investor at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereto.

  8.           Ranking.  This Note ranks pari passu with all other Notes now or hereafter issued pursuant to the Transaction Documents.  Except as otherwise contemplated by the Transaction Documents, the Company shall repay amounts due under this Note and all other Notes on a pro rata basis, based upon the relative unpaid principal balances thereof then due.

  9.           Reservation of Underlying Shares.  The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Underlying Shares as required hereunder, the number of Underlying Shares which are then issuable and deliverable upon the conversion of (and otherwise in respect of) this entire Note (taking into account the adjustments of Section 10 below), free from preemptive rights or any other contingent purchase rights of Persons other than the Investor. The Company covenants that all Underlying Shares so issuable and deliverable shall, upon issuance in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.

10.           Certain Adjustments.  The Conversion Price is subject to adjustment from time to time as set forth in this Section 10.

(a)           Stock Dividends and Splits.  If the Company, at any time while this Note is outstanding: (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event.  Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b)           Pro Rata Distributions.  If the Company, at any time while this Note is outstanding, distributes to all holders of Common Stock (i) evidences of its Indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, “Distributed Property”), then, at the request of the Investor delivered before the 90th day after the record date fixed for determination of stockholders entitled to receive such distribution, the Company will deliver to the Investor, within five Trading Days after such request (or, if later, on the effective date of such distribution), the Distributed Property that the Investor would have been entitled to receive in respect of the Underlying Shares for which this Note could have been converted immediately prior to such record date.  If such Distributed Property is not delivered to the Investor pursuant to the preceding sentence, then upon any conversion of this Note that occurs after such record date, the Investor shall be entitled to receive, in addition to the Underlying Shares otherwise issuable upon such conversion, the Distributed Property that the Investor would have been entitled to receive in respect of such number of Underlying Shares had the Investor been the record holder of such Underlying Shares immediately prior to such record date.  Notwithstanding the foregoing, this Section 10(b) shall not apply to any distribution of rights or securities in respect of adoption by the Company of a stockholder rights plan, which events shall be covered by Section 10(a).

(c)           Fundamental Transactions.  If, at any time while this Note is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another Person pursuant to which the Common Stock is effectively converted and exchanged, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions pursuant to which the Common Stock is effectively converted and exchanged, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which at least a majority of the outstanding Common Stock are tendered and exchanged for other securities, cash or property or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 10(a) above) (in any such case, a “Fundamental Transaction”), then the Investor shall have the right to: (x) declare an Event of Default pursuant to clause (iii) thereunder, or (y) upon any subsequent conversion of this Note, receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”) or (z) require the surviving entity to issue to the Investor an instrument identical to this Note (with an appropriate adjustment to the conversion price) such that the Investor may receive shares of the surviving company’s common stock.  For purposes of any such conversion, the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Investor shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Note following such Fundamental Transaction.  To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction (or, if different, the ultimate parent of such successor or entity or the entity issuing the Alternate Consideration) shall issue to the Investor a new debenture consistent with the foregoing provisions and evidencing the Investor's right to convert such debenture into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that this Note (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

        (d)       Subsequent Equity Sales.

(i)     While this Note is outstanding, if the Company or any Subsidiary thereof, as applicable, at any time after the first (1st) anniversary of the Original Issue Date, shall issue or enter into any agreement or understanding to issue shares of Common Stock or Common Stock Equivalents, at a price per share less than the Conversion Price (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights issued in connection with such issuance, be entitled to receive shares of Common Stock at a price less than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price), then, the Conversion Price shall be reduced to mirror such lower price.  Such adjustment shall be made whenever such Common Stock or Common Stock Equivalent is issued.  The Company shall notify the Investor in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalent subject to this section, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms.

(ii)      For purposes of this Section 10(d), the following subsections (d)(ii)(l) to (d)(ii)(5) shall also be applicable:

(1)           Issuance of Rights or Options.  In case at any time after the first (1st) anniversary of the Original Issue Date the Company shall in any manner grant (directly and not by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called “Options” and such convertible or exchangeable stock or securities being called “Convertible Securities”) whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount, if any, received or receivable by the Company as consideration for the granting of such Options, plus (y) the aggregate amount of additional consideration payable to the Company upon the exercise of all such Options, plus (z), in the case of such Options which relate to Convertible Securities, the aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Conversion Price in effect immediately prior to the time of the granting of such Options, then the total number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price.  Except as otherwise provided in subsection 10(d)(ii)(3), no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

(2)           Issuance of Convertible Securities.  In case after the first (1st) anniversary of the Original Issue Date the Company shall in any manner issue (directly and not by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the sum (which sum shall constitute the applicable consideration) of (x) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus (y) the aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding for purposes of adjusting the Conversion Price, provided that (a) except as otherwise provided in subsection 10(d)(ii)(3), no adjustment of the Conversion Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such Convertible Securities and (b) no further adjustment of the Conversion Price shall be made by reason of the issue or sale of Convertible Securities upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price have been made pursuant to the other provisions of subsection 10(d).

(3)           Change in Option Price or Conversion Rate.  Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subsection 10(d)(ii)(l) hereof, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsections 10(d)(ii)(l) or 10(d)(ii)(2), or the rate at which Convertible Securities referred to in subsections 10(d)(ii)(l) or 10(d)(ii)(2) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.

(4)           Consideration for Stock.  In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor, after deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith.  In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company, after deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith.  In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company.  If Common Stock, Options or Convertible Securities shall be issued or sold by the Company and, in connection therewith, other Options or Convertible Securities (the “Additional Rights”) are issued, then the consideration received or deemed to be received by the Company shall be reduced by the fair market value of the Additional Rights (as determined using the Black-Scholes option pricing model or another method mutually agreed to by the Company and the Investor).  The Board of Directors of the Company shall respond promptly, in writing, to an inquiry by any Investor as to the fair market value of the Additional Rights.  In the event that the Board of Directors of the Company and the holders of at least 60% of the aggregate principal amount under the Notes are unable to agree upon the fair market value of the Additional Rights, the Company and the Investors shall jointly select an appraiser, who is experienced in such matters.  The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne evenly by the Company and the Investor.

(5)           Record Date.  In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(iii)       Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of: (1) the issuance of securities upon the exercise, exchange or conversion of any Common Stock Equivalents, or pursuant to any penalty, anti-dilution or similar requirements associated with securities that have been issued or agreements that have been entered into by the Company on or prior to the first (1st) anniversary of the Original Issue Date of this Note (but such adjustment shall apply to any amendments, modifications, and reissuances thereof and as a result of any changes, resets or adjustments to a conversion or exchange price thereunder whether or not as a result of any amendment, modification or reissuance) or (2) the grant of options or warrants, or the issuance of additional securities in connection with the exercise thereof, under any duly authorized Company stock option, stock incentive plan, restricted stock plan or stock purchase plan in existence on the Closing Date.

(e)           [Intentionally Omitted.]

(f)           Calculations.  All calculations under this Section 10 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(g)           Notice of Adjustments.  Upon the occurrence of each adjustment pursuant to this Section 10, the Company at its expense will promptly compute such adjustment in accordance with the terms hereof and prepare a certificate describing in reasonable detail such adjustment and the transactions giving rise thereto, including all facts upon which such adjustment is based. Upon written request, the Company will promptly deliver a copy of each such certificate to the Investor.

(h)           Notice of Corporate Events.  If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any subsidiary, (ii) authorizes and publicly approves, or enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) publicly authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Investor a notice describing the material terms and conditions of such transaction, at least twenty (20) calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Investor is given the practical opportunity to convert this Note prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

11.           Fractional Shares.  The Company shall not be required to issue or cause to be issued fractional Underlying Shares on conversion of this Note. If any fraction of an Underlying Share would, except for the provisions of this Section, be issuable upon conversion of this Note or payment of interest hereon, the number of Underlying Shares to be issued will be rounded up to the nearest whole share.

12.           Prepayment.

(a)           Except as described in Section 12(b) below or for the payment in cash of accrued interest previously capitalized pursuant to Section 2(b) of this Note, this Note may not be prepaid in whole or in part without the Investor’s prior written consent.

(b)           Provided that the Company has redeemed all of  the Company’s outstanding redeemable Series A Preferred Stock, at any time prior to March 31, 2013, the Company may, in its sole discretion, elect to prepay this Note, in whole or in part, by paying to the Investor, in immediately available funds, an amount equal to two and one-half (2.5) times the then outstanding principal amount or portion thereof (including any accrued and unpaid interest thereon capitalized pursuant to Section 2(b) of this Note), as applicable, plus all accrued and unpaid interest due under this Note, on the date that is the third (3rd) Business Day after written notice thereof is received by the Investor in accordance with the notice provisions described in Section 14 below.

13.           Additional Covenants and Negative Covenants.  Each of the covenants and negative covenants of the Company set forth in the Purchase Agreement are hereby incorporated herein by reference as if set forth in this Note in their entirety, and the Company hereby agrees in favor of the Investors to comply with each of the covenants and negative covenants.

14.           Notices.  Any and all notices or other communications or deliveries hereunder (including without limitation any Conversion Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via e-mail or via facsimile at the facsimile number specified in this Section prior to 5:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Company, to 127 West 30th Street, 5th Floor, New York, NY 10001, facsimile: ______, attention: Chief Executive Officer, with a copy (which shall not constitute notice) to: Herrick, Feinstein LLP, 2 Park Avenue, New York, NY 10016, facsimiles: (973) 274-6420 and (212) 545-5065, attention: Edward B. Stevenson, Esq. & David A. Pentlow, Esq. (ii) if to any of the Investors, to the address or facsimile number appearing on the Company's stockholder records or such other address or facsimile number as the Investor may provide to the Company in accordance with this Section.

15.           Miscellaneous.

(a)           This Note shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.

(b)           Subject to Section 15(a), above, nothing in this Note shall be construed to give to any person or corporation other than the Company and the Investor any legal or equitable right, remedy or cause under this Note. This Note shall inure to the sole and exclusive benefit of the Company and the Investor.

(c)           All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all Proceedings shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”).  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for any Proceeding, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any New York Court or that a New York Court is an inconvenient forum for such Proceeding.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal Proceeding.  The prevailing party in a Proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

(d)           The headings herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

(e)           In case any one or more of the provisions of this Note shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Note shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Note.

(f)           No provision of this Note may be waived or amended except (i) in accordance with the requirements set forth in the Purchase Agreement, and (ii) in a written instrument signed, in the case of an amendment, by the Company and Investors holding at least 60% of the aggregate principal amount of the then outstanding Notes or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Note shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

(g)           To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury laws wherever enacted, now or at any time hereafter in force, in connection with any claim, action or Proceeding that may be brought by any Investor in order to enforce any right or remedy under the Notes. Notwithstanding any provision to the contrary contained in the Notes, it is expressly agreed and provided that the total liability of the Company under the Notes for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Notes exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by law and applicable to the Notes is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by law will be the Maximum Rate of interest applicable to the Notes from the effective date forward, unless such application is precluded by applicable law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to any Investor with respect to indebtedness evidenced by the Notes, such excess shall be applied by such Investor to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at such Investor’s election.

[REMAINDER OF PAGE INTENTIONALLY BLANK.
SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

MERISEL, INC.

By:
Name:
Title:

[Signature Page to Convertible Note]

EXHIBIT A

CONVERSION NOTICE

 (To be Executed by the Registered
Investor in order to convert Notes)

The undersigned hereby elects to convert the principal amount of Note indicated below, into shares of Common Stock of Merisel, Inc., as of the date written below. If shares are to be issued in the name of a Person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the Investor for any conversion, except for such transfer taxes, if any. All terms used in this notice shall have the meanings set forth in the Note.

Conversion calculations:
Date to Effect Conversion

Principal amount of Note owned prior to conversion

Principal amount of Note to be Converted

Principal amount of Note remaining after Conversion

Number of shares of Common Stock to be Issued

Applicable Conversion Price

Name of Investor

By:
Name:
Title:

Schedule 1

Merisel, Inc.
10% Convertible Note, due August 31, 2015

CONVERSION SCHEDULE

This Conversion Schedule reflects conversions made under the above referenced Notes.

Dated:

Date of Conversion	Amount of Conversion	Aggregate Principal Amount Remaining Subsequent to Conversion	Applicable Conversion Price

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